Exhibit 99.1

Schedule I

Transactions in Common Shares Effectuated in the Past 60 Days

The below reflects the transactions in Shares effected by Pani Corp. during the past 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 24, 2026. All transactions occurred in the open market.

Date	Number of Shares Purchased	Weighted Average Price Per Share	Price Range Per Share
			Low	High
April 22, 2026	516,738	$ 5.0433	$ 4.725	$ 5.60
April 22, 2026	1,465,990	$ 6.4506	$ 5.81	$ 6.75
April 23, 2026	265,836	$ 6.5246	$ 6.175	$ 6.65
April 24, 2026	67,407	$ 6.7885	$ 6.45	$ 6.85

The Reporting Persons undertake to provide, upon request of the staff of the SEC, full information regarding the number of Shares that were purchased at each separate price within the price ranges set forth in the table above.